PURCHASE/SALE AND SUPPLY CONTRACT for sodium cyanide entered into on one part by the company named EVONIK DEGUSSA MEXICO, S.A. DE C.V., herein represented by MR. HANS PETER STOESSEL (hereinafter referred to for the purposes of this contract as “EVONIK”) and, on the other part, the company named MOLIMENTALES DEL NOROESTE, S.A. DE C.V., herein represented by FRANCISCO ARTURO BONILLAS ZEPEDA (hereinafter referred to for the purposes of this contract as “MOLIMENTALES”), to which the parties are subject to the following Recitals and Articles:

RECITALS

EVONIK states that:

I. It is a company duly incorporated under the laws of Mexico and registered before the Hermosillo City Commerce Registrar under definitive filing number 178,471. II. Its attorney-in-fact, Mr. Hans Peter Stoessel, is fully authorized to enter into the contract herein, as evidenced by means of Notary Public’s instrument number 12,463, dated on July 2nd, 2001 granted before Notary Public number 218 of Mexico City, Mexico, Mr. Jose Luis Villavicencio Castañeda, faculties which at the date of execution have not been revoked nor amended.

III. It has been duly inscribed in the Federal Taxpayer Registry of the Treasury Department (Secretaría de Hacienda y Crédito Público) under number DME98117RQ5.

“Molimentales” declares that:

I. It is a company duly incorporated under the laws of Mexico and registered before the Public Property and Trade Registry in this city under business folio number 35282*7 dated September 13, 2006.

II. Its attorney-in-fact, Mr. Francisco Arturo Bonillas Zepeda, is fully authorized to enter into the contract herein, faculties which at the date of execution have not been revoked nor amended III. It has been duly inscribed in the Federal Taxpayer Registry of the Treasury Department (Secretaría de Hacienda y Crédito Público) under number MNO060821619.

Both parties declare that:

I. They mutually acknowledge the personality and legal capacity under which they appear to the execution of the contract herein.

II. It is their free will to enter into the contract herein and there is no fraud or bad faith, or any other defect that could invalidate the consent granted by the parties in the present instrument.

In virtue of the above, the parties are subject to the following:

ARTICLES

FIRST: Purpose. The purpose of the contract herein is the purchase/sale and supply by “Evonik” to “Molimentales” of the material called Sodium Cyanide 98/99 (hereinafter and for the purposes of the instrument herein the “Product”), under the terms and conditions set forth in this instrument. The parties agree that the document herein shall be ruled and construed pursuant to the terms and conditions provided by Mexican laws.

“Evonik” and “Molimentales” declare that the latter had acquired an SLS CyPlus dissolution station (solid to liquid), (hereinafter and for the purposes of this instrument the “Equipment”) in order to implement it in the mine named San Francisco, located at Estacion Llano, Sonora, Mexico.

In addition, the parties agree that on time “Molimentales” might acquire from “Evonik” and “Equipment” for the mine site referred to above, in accordance with the purchase/sale order agreed for that purpose.

SECOND: Amount of Product to be supplied. The parties agree that in virtue of the total demand of the mine mentioned above, “Evonik” will have to supply “Molimentales” 1,800 metric tons of the product for each year this instrument remains in force.

“Molimentales” gives its consent and agrees with "Evonik" to acquire 100% of the demand for the products of the mine. In the event “Molimentales” requires additional amounts of product exceeding the agreed annual amounts, “Molimentales” shall notify “Evonik” in writing three months in advance as a minimum the excess amounts of material for the following year. “Evonik” shall verify in good faith the availability of the product for the following year and will advise “Molimentales” in writing the available amounts not to exceed four (4) weeks after having received notification from “Molimentales”. In the event that “Evonik” is not in a position to supply, partially or fully, the additional amounts to those annually agreed, “Molimentales” may acquire from another supplier said amounts in addition to those previously agreed in this instrument.

Both parties agree that during the life of the contract herein, when the number of validity months is less than 12, the amounts of the product to be supplied by “Evonik” to “Molimentales” shall be proportionally reduced prior agreement in writing duly signed by both parties. Said agreement shall be an integral part of the document herein.

THIRD: Purchase orders of the Product. For these purposes, “Molimentales” shall advise “Evonik” the estimate amounts of the product to be supplied over the next year, six (6) weeks in advance, before the end of each calendar year.

“Molimentales” shall notify “Evonik” in writing with acknowledgment of receipt within a thirty-day (30) term prior to the end of each three-month (3) period an estimate of the required demand of the product to be supplied by “Evonik” for the next three (3) months.

The purchase orders that “Molimentales” should provide “Evonik” for supplying the product should be received by “Evonik” in writing with at least fourteen (14) business days in advance prior to the scheduled shipment date. Said purchase orders should include the applicable amounts of product, as well as approximate delivery dates. If purchase orders are properly accepted, “Evonik” is bound to deliver the product on the mentioned dates.

Both parties agree that in the event of any discrepancy between the terms specified in the document herein and any of the terms contained in any purchase order or any other document issued between “Molimentales” and “Evonik” with regard to the purchase/sale of the product, the terms contained herein shall rule in each and every one of its parts, unless said document is subscribed as and “Addendum” to the contract herein, expressly stating that it supersedes this agreement.

“Molimentales” is aware that importation of the product to be supplied by “Evonik” is carried out by means of an export license required by the German authorities (BAFA), before said product is shipped from Germany, as well as by several licenses and their renewals required by the Mexican authorities (Secretaria de Salud and SEMARNAT), which are subject to the applicable laws for said purpose. Should there be any delay in agreed delivery dates for supplying said product by “Evonik” due to a delay during the development of logistics and/or procedures mentioned in this article, without fault or negligence on the part of “Evonik”, “Molimentales” expressly states that in the event of said contingency it waives its right to file any claim against “Evonik” exclusively for that concept. "Evonik" should notify "Molimentales" the reason for the delay as soon as possible.

In addition, “Evonik” declares that it will make its best effort to carry out delivery of the product to be supplied to “Molimentales” on the dates agreed for said purpose.

Hence, “Evonik” states that it will make its best effort in following directions and responsible care procedures for transporting and delivering the product to be supplied to “Molimentales”.

FOURTH: Delivery of the Product. “Evonik” should deliver the product to be supplied to “Molimentales” at the DAP mine San Francisco site on Cuauhtémoc Street, without number, at the town of Estacion Llano, State of Sonora, Mexico, according to “Incoterms” Regulations 2010. These deliveries shall be carried out through the warehouse located in Ciudad Obregon, Sonora, Mexico, unless a different delivery place is mentioned in a document duly signed by the contracting parties.

"Evonik" and "Molimentales" agree that the product to be supplied is a toxic substance and is classified as a hazardous material and, therefore, the demands on its packaging and transportation safety are totally strict.

Therefore, the contracting parties agree that in the event for any reason or contingency that might arise "Evonik" does not have the appropriate safety and security measures for the delivery of the product, "Molimentales" hereby grants its consent to not file any claim against "Evonik" by any legal means, releasing "Evonik" from delivering the product to Molimentales, provided that this contingency is still in force.

In case of such contingency, "Evonik" shall notify these circumstances to "Molimentales", to jointly evaluate whether other delivery alternatives might be generated, provided full safety and security in transportation and transfer are guaranteed.

If there is no claim on part of "Molimentales", it will be deemed that the product has been accepted in whole and received to its full satisfaction under the terms of the provisions of article 78 of the Commerce Code, as well as to terms agreed by the parties in the article tenth herein, not being able to file any claim against "Evonik", neither present nor future by any legal means.

FIFTH. Price of the product. The parties agree that "Molimentales", its subsidiaries, affiliates, agents, parent companies, subsidiaries, affiliates, predecessors, successors, assigns, related parties and/or legal representatives and any other person related thereto shall have to pay "Evonik" for the price of the product to be supplied, after having been delivered in the San Francisco mine located on Cuauhtémoc Street, no number, in the town of Estacion Llano, Sonora, Mexico.

The cost of the product will be US$3,500.00 (three thousand five hundred dollars and 00/100 U.S. Cy) per metric ton, beginning June 1st, 2012. The price agreed in this document will not include VAT—Value Added Tax (IVA) or any other tax or fees that will be billed additionally to "Molimentales".

The contracting parties acknowledge that the basic raw materials for preparing sodium cyanide, subject of the sale involved herein, are hydrocyanic acid and caustic soda, therefore acknowledging that production costs of hydrocyanic acid is mainly influenced by prices of raw material called methane gas (natural gas) and ammonia.

By virtue of the above, "Evonik" and "Molimentales" give their consent and undertake to adopt a price adjustment formula to ensure that the price of sodium cyanide to be supplied to "Molimentales" remains being compatible with costs of the raw material used for their manufacture.

Similarly, both parties agree that beginning on September 1st, 2012, the price of sodium cyanide will be adjusted in January, April, July and October of each year, in force from the next February 1st, May 1st, August 1st, and November 1st, respectively, according to the following computation formula:

DAP mine San Francisco site price per metric ton in USD = ex Obregon price (P) + transportation costs. The revised price does not include VAT (IVA) or any other tax, which will be billed additionally.

PRICE                     adjustment formula for ex Obregon prices:

P = (Po * EXR / ExRo) + {[0,63 (G-Go) + 0.50 (A-Ao) + 0.85 (C-Co) * EXR

Where:

P = adjusted price Ex Obregon (USD per metric ton of product) for the next quarter

Po = Base price equal to 3,312 (the price), USD -

G = average price of Euros during the previous quarter, based on Schweres Heizoel (heating fuel / fuel), which reflects the actual development of the cost of methane in the most reliable way, published by Statistisches Bundesamt, Wiesbaden: Erzeugerpreise für Schweres Heizoel, Deutschland (EUR / t), Lief. i.TKW a. gewerbl. Verbr.,> 15t / mon, frei BETR. Deutschland (Federal Statistical Office, Wiesbaden: Heavy Heating Oil, Germany (EUR / t))

Go = average price in Euros during the second quarter (April / May / June 2011) on the basis of Schweres Heizoel (heating / fuel-oil), which reflects the evolution of the costs of methane in the most reliable way, published by Statistisches Bundesamt, Wiesbaden: Erzeugerpreise für Schweres Heizoel, Deutschland (EUR / t), Lief. i.TKW a. gewerbl. Verbr.,> 15t / mon, frei BETR. Deutschland (Federal Statistical Office, Wiesbanden: Heavy Heating Oil, Germany (EUR / t))

A = Average price of Euros during previous calendar quarter for ammonia to that published by ICIS (Independent Commodities Information Service), Europe, SpotNWE.

Ao = Average price in Euros during the second quarter (April / May / June) 2011 for ammonia published by ICIS (Independent Commodities Information Service), Europe, SpotNWE

C = Average price of Euros during previous calendar quarter for caustic soda on the basis of the Harriman Chemsult Ltd, London, Chlor-Alkali Report, West. Domestic prices in Europe, Germany, from January 1st, 2012, published by the IHS Global Chlor-Alkali Report)

Co = Average price of Euros during the second quarter (April / May / June 2011) for caustic soda on the basis of the Harriman Chemsult Ltd, London, Chlor-Alkali Report, West. Domestic prices in Europe, Germany.

EXR rate = Exchange average between Euro and US dollar during the previous quarter, according to data published by the European Central Bank

ExRo = Average exchange rate between Euro dollar and US during the second quarter 2011 (April / May / June) 2011, published by the European Central Bank.

The parties agree that the base price may be increased one only time (February), for each calendar year by the increase in the harmonized Consumer Price Index published by the Federal Statistical Office of Germany, as well as by the financial indicators of prices to the consumer.

Adjustment Price. Transportation costs (Obregon - Molimentales Mine sites).

Costs for transporting the product shall be adjusted once a year. The first adjustment will take place in the month of January 2013, with the resulting price adjustment and which enters into force for the period February 2013 through February 1st, 2014.

For the following years, transportation costs for the product to be supplied will be adjusted during the month of January to be applied beginning next February 1st.

Adjustment of transportation charges will be adequate according to the development of "SP9428—Producer Price Index__ paragraph Domestic Market 530 General Freight Carrier” INEGI, through which the transport base price to adjust is US$188.00 (One hundred eighty eight dollars and 00/100 U.S. Cy) per metric ton.

Transportation costs = base price x (F / F0)

(F) = Evolution mean of "SP9428 Producer Price Index paragraph Domestic Market 530 General Freight Carrier" during the previous quarter, published by INEGI.

F0 = of the development of "SP9428 Producer Price Index paragraph Domestic Market 530 General Freight Carrier" during the second quarter (October / November / December) 2012, as published by INEGI.

In the event that a price index ceases to be published by the applicable authority, "Evonik" will select a similar and appropriate substitute index, published, in order to calculate the price of raw materials such as caustic soda, ammonia, heating fuel, fuel, base price and costs of transporting the product, respectively.

Said circumstances shall be duly notified by "Evonik" to "Molimentales" with suitable time in advance.

Likewise, the parties agree that for transporting the product to be supplied "Evonik" should hire only experienced and authorized carriers for transport of hazardous items, especially for sodium cyanide. In the event that "Molimentales" chooses to audit the service of transporting the product, expenses and costs derived thereof shall be covered in full by "Molimentales".

Any change in the price of the product should be reported to "Molimentales" by means of a price chart and should be applied after having been validated jointly with "Evonik".

SIXTH. Payment Terms for the Product. The parties agree that each and every payment for the product to be supplied shall be paid to "Evonik" by "Molimentales" in thirty (30) days from the invoice date.

SEVENTH. Interest. The parties agree that in case "Molimentales" fails to pay the price of the product under the terms and conditions agreed in the instrument herein, a late interest charge of 1% (one per cent) per month will be charged for said failure due to late payment, and it will be applied by "Evonik" to any outstanding balances.

If "Molimentales" falls in arrears for failure to comply with obligations for which it is responsible before "Evonik" and it is not remedied within a thirty-day (30) term after to being notified by "Evonik", the latter shall be entitled to suspend subsequent deliveries of the product to be supplied until the outstanding remaining balance is paid.

In the event any failure to comply is updated by "Molimentales" regarding any of its obligations for which it is responsible as a result of this contract or any of the attachments that are an integral part thereof, if said failure is not remedied within a thirty (30) calendar-day term from the date notification regarding said failure is received, performed under the terms of article thirty of the contract herein, "Evonik" unilaterally may terminate early this document and part or all of its attachments and without any responsibility. In this case, "Molimentales" shall be notified of said termination by means of a notification performed under the terms of the reference article. “Molimentales” is bound hereby to pay “Evonik” for any damages, lawyers’ fees and any other expense, cost or loss that might be claimed for said failure.

The contracting parties agree that the right of "Evonik" the put into effect early termination of this document shall not be a waiver to obtain payment of damages to which it may be entitled to claim in accordance with applicable laws or to receive payment for the contractual penalty agreed in the contract herein.

EIGHTH. Term. The Parties declare that this agreement shall enter into force on June 1st, 2012, and will remain valid until December 31, 2016. Three months before expiration of the term of the document herein, "Evonik" and "Molimentales", will agree mutually on the terms and conditions for the renewal of this contract.

NINTH. Packaging of the product. The parties agree that the product to be supplied will be packed in SLS containers. Each SLS container will contain approximately 16 metric tons of product. Similarly, the parties agree that while the dissolution station is not delivered and commissioned, the product will be packed in wood boxes with PP-big-bag or super inside coated bags with PE liner or polyethylene membrane, previously approved by the United Nations in pallets containing 1,000 kg net weight of the product.

The provision mentioned in the preceding paragraph shall apply in case there are not enough SLS containers in time for shipping the product to be supplied to "Molimentales".

The contracting parties agree that "Molimentales" shall be liable for storing the wood boxes and bags or containers for disposal, in each case, in a safe and responsible manner and in accordance with the current regulations in terms of Mexican law and its rules and regulations.

"Molimentales" should empty the product from SLS containers, before delivering the SLS container to "Evonik" for reloading. "Molimentales" is bound to close and secure SLS containers once they are empty. After containers are empty and before delivering them to the freight carrier for delivery to "Evonik", they are under the responsibility of "Molimentales" and the following should be considered for said purposes:

(i) Responsibly use SLS containers;

(ii) Check SLS containers and immediately notify "Evonik" when finding during inspection any damage or malfunction of equipment that could have a negative impact on the properties of the product to be supplied or in its transportation, as well as keep clean the outside of SLS containers.

(iii) Check if SLS containers are labeled according to applicable transportation standards for said purposes.

"Molimentales" undertakes to store empty containers, unless otherwise determined by "Evonik". Until SLS containers are filled with the product to be supplied, and delivered in the mine, they will be replaced with the SLS containers that are empty. "Molimentales", through the carrier selected by "Evonik", will allow collecting empty SLS containers received by "Evonik" during the previous product delivery.

TENTH. Product Specifications and Quality. The product to be supplied and delivered by "Evonik" to "Molimentales" should meet each and every one of the quality standards, as well as the specifications set forth in Attachment I of the present instrument, which is an integral part hereof.

"Evonik" declares that it does not make any other warranty or representation of any kind, express or implied, with regard to the product to be supplied. In the event that the product does not conform with specifications previously provided to "Evonik", "Molimentales" should notify "Evonik" in writing with at least twenty (20) days after the arrival of the product to its plant.

If no notification has been duly received and signed by "Evonik" at the time of delivery of the product or within the following 20 days, it will be deemed accepted by "Molimentales" in each and every one of its parts, and the latter may not make any present or future claim to "Evonik".

In the event that the product to be supplied by "Evonik" does not conform to the specifications previously provided by "Molimentales", "Evonik" will replace the product delivered to "Molimentales" for a product including the specifications previously requested, or otherwise, will reimburse the cost of the product previously paid by "Molimentales" to "Evonik". Any product that has not been delivered according to the specifications previously provided to "Evonik" shall be returned to "Evonik", prior consultation between the two parties.

If the contracting parties do not agree on whether the product to be supplied complies with given specifications, "Evonik" and "Molimentales" shall designate an independent laboratory for tests by experts in the field, to take samples of the products taken by "Evonik" and finally decide on the conformity of the product in question.

Lab costs shall be borne by "Evonik" if in fact the delivered product does not conform to the specifications. Where the products to be supplied comply with the specifications and quality standards, costs and expenses derived from said tests shall be paid in full by "Molimentales".

Likewise, "Molimentales" assumes full responsibility for all risks arising from the possession of product and the packaging manipulating, and the use of said product either alone or combined with any other material or product, after being delivered at the site described in this document by "Evonik".

For this purpose, "Molimentales" hereby gives its consent and agrees to indemnify and hold "Evonik" harmless and safe, as well as its subsidiaries, affiliates, agents, parent companies, subsidiaries, affiliates, predecessors, successors, assigns, related parties and/or legal representatives and any other person related thereto, for any resulting contingency or liability derived from the execution of this document, or any claim, loss or expense arising from the possession, handling, or use of products and packaging, once the products have been received by "Molimentales".

Therefore, "Molimentales" hereby states that it guarantees "Evonik" that it is familiar with the use of the products and packaging to be supplied under this contract, binding "Evonik" to provide training for the employees of "Molimentales" to handle the "Equipment" once the dissolution equipment has been installed. With regard to safety and security training for using the product, said training should be provided by "Evonik" to "Molimentales" once a year.

ELEVENTH. Hidden defects. The parties involved in this contract agree that in the event any hidden defects in the product appear, they may only be claimed by "Molimentales" to "Evonik", within a 20-day term beginning from the date the product is received by "Molimentales", and at no subsequent date, neither present nor future, by any legal means.

"Molimentales" and "Evonik" agree that in the event that the product does not comply with the quality conditions and specifications referred to in the Attachment hereto, "Evonik" shall be notified and the latter will make its best effort to comply with the conditions specified in the Attachments hereto.

TWELFTH. Responsibility of "Evonik". The responsibility of "Evonik" derived from the obligations for which it is liable as per this contract shall be limited exclusively to the purchase price actually paid or payable by "Molimentales" to "Evonik" under the agreed terms by the contracting parties involved in this document.

"Molimentales" hereby gives its consent and expressly states that it excludes "Evonik" from any direct or consequential damages, loss of benefits, especially production losses, and any other contingency that might arise in virtue of the execution of the contract herein.

Only in the case that "Evonik" were fully liable, and said circumstances were irrefutably evidenced by "Molimentales", it would be responsible to the latter only for intentional acts in accordance with the Product Liability Act (Produkthaftungsgesetz), or regarding claims for harm to life, for which the parties agree that the expiration term to which "Molimentales" would be entitled to claim compensation would be one (1) year from the date of delivery of the product to be supplied to "Molimentales", and at no subsequent date.

THIRTEENTH. Force majeure. Neither of the parties shall fall in failure to comply with this contract if there is any non-compliance with all or part of the obligations for which they are liable as per this contract resulting from Government or State acts, war, civil commotion and any other cause completely beyond the reasonable control of either party, that is, for any other reason of force majeure that by definition should not be caused by fault or negligence of the parties at all.

If either of the contracting parties is unable to comply with the duties and obligations set forth in this contract, as a direct result of the effect of one of the reasons referred in the preceding paragraph, one of them should notify, in writing and with acknowledgement of receipt the other party that is not in default, about the inability to comply with its obligations as well as to state in said document the details and reasons properly founded. Obligations should be suspended during the time non-compliance subsists.

Immediately after it is remedied, the defaulting party shall notify the other party not in default about said fact in writing and with acknowledgment of receipt. If failure to comply continues due to force majeure for a period of more than thirty (30) days, substantially affecting the commercial intention as well as the purpose of the contract herein, the party that is not in default shall have thirty (30) days to give written notice of said termination to the other party, provided that the force majeure situation still subsists.

FOURTEENTH. Scope. The contracting parties declare that the product to be supplied by "Evonik" to "Molimentales" has been pre-registered pursuant to the rules and regulations of the European Union on REACH chemical substances.

FIFTEENTH. Environment. The contracting parties state that "Molimentales" will ensure that the use of the product supplied by "Evonik" does not cause damage to the environment and it will be solely responsible for paying fines or other sanctions imposed by the authorities empowered for this purpose, where these inconveniences are caused.

If there is any damage to the environment as a result of the use of the product, "Molimentales" shall pay at its expense all necessary safety and security measures to stop immediately said damage.

Hence, "Molimentales" states that in case that the contingency referred to above is updated, "Evonik", its subsidiaries, affiliates, agents, parent companies, subsidiaries, affiliates, predecessors, successors, assigns, related parties and/or legal representatives and any other person related thereto will be fully released from any claim, controversy or contingency that might arise from this or any other event that might be updated in prejudice of "Evonik" derived from the execution of the contract herein, committing "Molimentales" to hold "Evonik" harmless and safe from any event that might arise, as well as to pay each and every expenditure, costs and reasonable lawyers’ fees that may harm "Evonik".

SIXTEENTH. Assignment. The parties may not assign all or in part any applicable rights and obligations by virtue of the execution of this instrument, without prior and written consent of the other party.

This instrument may be denounced by both parties at any time, in virtue of default in the obligations in charge of one of the parties if the other party so desires, or when in their opinion there is a substantial change in the purpose, management, ownership, or control of the obligations in charge of the parties hereof.

Should one of the parties perform any act contrary to what has been agreed in this article, without the previous consent in writing from the other party, it shall be deemed full-fledged null lacking legal formality for those parties that might be involved.

In the event that one of the parties fails to comply with what has been agreed herein, or in any of the obligations for which it is responsible herein, said party in default shall pay the other party, its subsidiaries, affiliates, agents, parent companies, subsidiaries, affiliates, predecessors, successors, assigns, related parties and/or legal representatives and any other person related thereto, the contractual penalty agreed in this document, as well as each and every damage that might have arisen and the costs, expenses and reasonable fees of lawyers involved in the process or defending the interests of "Evonik".

SEVENTEENTH. Civil liability and damages. On the date of execution of the contract herein, the contracting parties agree that "Molimentales" shall be the sole and exclusive responsible party for paying any damage and inconvenience, claims, liabilities, losses, or expenses derived from transportation, storage, use of technical resources, formulation, repacking, packaging, labeling, transportation, storage, use, marketing, promotion, advertising and sale of products and packed products once delivered by "Evonik" to "Molimentales".

Hence, once the products have been received, "Molimentales" hereby undertakes and gives its consent in accordance with the provisions in article 78 of the Commerce Code to compensate and hold "Evonik" free and safe, as well as its subsidiaries, affiliates, agents, parent companies, subsidiaries, affiliates, predecessors, successors, assigns, related parties and/or legal representatives and any other person related thereto resulting from the execution of this instrument.

EIGHTEENTH. Labor Liability. The parties agree that the employees working in their facilities shall remain under their supervision, and that each of the contracting parties assumes full responsibility for recruiting, training and managing of said personnel, as well as the legal rights and obligations, regulatory and contractual inherent to the employment relationship with said personnel.

"Evonik" assumes acting within the scope of its relationship with the employees, in accordance with the law and the applicable regulations with regard to wages, social security, health and safety and security conditions at their workplace, as well as implementing the law to their professional activities.

NINETEENTH. Employees of "Evonik" and "Molimentales". The contracting parties agree that they act as solely dependants of each of the contracting parties, not having any relationship between said personnel and each one of them.

"Evonik" and "Molimentales" shall be solely responsible, independently and separately, for hiring their employees and for paying wages and salaries, as well as other employment benefits or of any other kind to which they might be entitled according to law, and conflicts, liabilities or claims for accidents or occupational diseases and any other that might arise, being bound to comply with the laws, rules and regulations as well as other provisions on labor issues, including those of the Mexican Institute of Social Security (IMSS), the National Housing Fund for Workers (INFONAVIT), the Promotion and Guarantee Fund for Consumption of Workers (FONACOT), and the Retirement Fund Administrators (AFORES), as well as the Investment Companies for Retirement Savings Systems (SIEFORES), among others, binding "Molimentales" to hold "Evonik" harmless and safe in the event of any claim, present or future, related to employees under its care, whether of labor, tax or administrative nature, or otherwise. In such case, “Molimentales” shall reimburse "Evonik" for any amount paid by the latter on said events, including reasonable attorney's fees.

The parties agree that it will not interfere in the management, administration and training of personnel assigned by "Evonik".

TWENTIETH. Early Termination. In case either of the contracting parties intends to report early termination of this contract, said circumstances should be performed as describe in article thirty herein, with at least 30 days before the end of the initial term of this contract or any extension thereof.

In the event of any failure to comply by any of the parties be updated regarding their obligations for which they are liable under this contract, or with any of the attachments that are an integral part thereof, if such failure is not remedied within a period of 30 calendar days starting from the date notice or said failure is received, the party that is not in default may unilaterally declare early termination of this contract and all or part of the attachments without any liability on its part. In addition, the party in default shall pay the affected party for any damage, attorney’s fees and any other legal loss derived from said default.

Furthermore, the contracting parties agree that exercising their right to early termination of this document by any of the parties shall not constitute a waiver in order to exercise payment of damages and inconvenience to which it might be entitled to claim in conformity with applicable laws, or to obtain payment of the contractual penalty agreed in the contract herein.

If “Molimentales" determines that it no longer requires the supply of the product during the term of the present contract, it shall notify "Evonik" in writing about these circumstances ninety (90) days in advance and "Evonik" may:

(a) Decide whether or not it declares early termination of the obligations for which "Molimentales" is liable according to this document, or

(b) Decide that "Molimentales" pay half of the total cost remaining of the agreed term of the contract and the contractual penalty described herein, in addition to damages or inconvenience derived therefrom. On its part, "Evonik" shall deliver the product for which Molimentales will pay for the purposes of item b) herein.

TWENTY FIRST. Contractual penalty. When there is non-compliance by "Molimentales" in any of the obligations described in this document for which it is liable to "Evonik", regardless of the fact that it should pay any outstanding amounts, it will be liable for paying a contractual penalty for the amount of US$50,000.00 (fifty thousand dollars and 00/100 U.S. Cy).

TWENTY SECOND. Causes for early maturity. The parties agree that "Evonik" will be able to terminate early the present contract, if "Molimentales" does not comply with the obligations for which it is liable according to this instrument. "Evonik" may terminate the present agreement in the event that "Molimentales" fails to comply, partially or wholly, with any obligation described in the document herein.

TWENTY THIRD. Ratification before Notary Public. The parties hereby agree that this instrument should be ratified, jointly or separately, by the parties before the notary public of their choice.

TWENTY FOURTH. Amendment. The parties involved in the execution of this instrument agree that it may be amended only by a document duly signed by "Evonik" and "Molimentales" and also ratified, jointly or separately, by the parties before a notary public.

TWENTY FIFTH. Confidentiality. The parties agree that during the term of this agreement they shall not disclose any data or information in connection with physical and chemical properties of the product, analytical methods, "know-how", quality, use techniques, employment, and products that are in their possession and available for dissemination.

During the term of this contract and a period of five (5) years subsequent to the entry into force of the present document, each of the contracting parties shall keep as confidential the information concerning the other party which they may obtain in connection with this instrument and its application. For said purpose, both parties undertake that any such information will only be used for the purposes of this instrument, which will be not transferred to any third party.

In the event that a requirement is made by a competent government authority to any one of the contracting parties, "Molimentales" undertakes to provide all the information that is required jointly agreeing with “Evonik” the manner in which said requirements shall be answered, as well as the distribution way in which to pay for expenses, costs and fees of the experts who reply to said requests.

In the event that it some product information, additional or different, is generated that might bring about adverse or harmful effects or endanger human safety and security, situation about which the parties had not been aware at the date of execution of this instrument, the contracting parties shall be required to advise each other of said contingency. For these purposes, "Molimentales" will be responsible for informing the competent authorities about said circumstances within the territory of use.

TWENTY SIXTH. Addresses. The parties state the following as conventional domicile for all legal purposes:

"Evonik"	"Molimentales"
Lago Zurich No. 245, Edificio Frisco	Blvd. solidarity No. 335 local 3,
Piso 12, Despacho 1203, Plaza Carso	Col. Las Palmas, Hermosillo, Sonora,
Col. Ampliacion Granada, C.P. 11529	Mexico
Mexico, Distrito Federal, Mexico	C.P. 83270

TWENTY SEVENTH. Jurisdiction, Competence and Legal Procedure. For information about any controversy that might arise as a result of construing, enforcing and implementing this contract, the parties are expressly and exclusively subject to the laws and jurisdiction of courts located in Mexico City, Mexico, forfeiting any present or future right or jurisdiction to which they might have for any reason whatsoever.

TWENTY EIGHTH. The parties agree that this contract and the attachments referred to therein contain the full will of the parties and leave without effect any other agreement that may exist between them. No variation, amendment or change in this contract shall be binding on the parties unless it is made in writing, including the signatures of both parties, and is ratified jointly or separately, by both parties before a notary public.

TWENTY NINTH. If any of the articles is determined to be invalid or unenforceable, it shall be considered as if it had not been inserted, but without altering the validity of the remainder of this document, which shall remain valid and should be construed to obtain results as close as possible to the original intention of the parties when entering into this contract.

THIRTY. All notifications and any communications that are required under this contract or that are allowed to be made by one of the parties to the other should be made in writing, and said notice shall be deemed received when delivered either: (a) personally, or (b) sent by reliable courier, with acknowledgement of receipt issued or verified by the courier or delivery service. Notifications shall be addressed to the address given by each of the parties in the body of this contract, in the understanding that while no notice of change of address is given, all notifications and judicial and extrajudicial proceedings that are carried out in the reference addresses will be fully and legally effective.

THIRTY FIRST. Failure by either party to exercise any of the obligations agreed herein or in the event one or more instances are required, compliance with any of the obligations under the contract herein shall not be construed as a disclaimer or waiver of any right and, therefore, they will remain in full force and effect. After having been read and understood the scope and legal contents of this agreement, the appearing parties sign it in duplicate in Mexico City, Mexico, on the 1st day of October, 2012.

(SIGNED)	(SIGNED)
Mr. Peter Stoessel	Mr. Francisco Arturo Bonillas Zepeda
Attorney-in-fact	Attorney-in-fact
“Evonik Degussa México, S.A. de C.V.”	“Molimentales del Noroeste, S.A. de C.V.”